082-01571

Ladbrokes PLC

VOTING RIGHTS AND SHARE CAPITAL

LADBROKES PLC ('THE COMPANY') CONFIRMS THAT AS AT 30 NOVEMBER 2009, ITS ISSUED SHARE CAPITAL, INCLUDING TREASURY SHARES, CONSISTS OF 933,751,745 ORDINARY SHARES OF 28 1/3P ('SHARES'). 31,760,568 SHARES ARE HELD IN TREASURY, THE VOTING RIGHTS OF WHICH ARE AUTOMATICALLY SUSPENDED.

ACCORDINGLY, THE TOTAL NUMBER OF VOTING RIGHTS IN THE COMPANY IS 901,991,177. THIS FIGURE MAY BE USED BY SHAREHOLDERS AS THE DENOMINATOR FOR THE CALCULATIONS BY WHICH THEY WILL DETERMINE IF THEY ARE REQUIRED TO NOTIFY THEIR INTEREST IN, OR A CHANGE IN THEIR INTEREST IN, THE COMPANY UNDER THE FSA'S DISCLOSURE AND TRANSPARENCY RULES.


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Ladbrokes PLC

On 18 November 2009 Ladbrokes plc announced the appointment of Sly Bailey and Darren Shapland as Non-Executive Directors with immediate effect.

Other than Sly Bailey's directorship of Trinity Mirror plc and her past directorship of EMI Group Limited (formerly EMI plc) (resigned 2007) and Darren Shapland's directorship of J Sainbury plc and his past directorship of Carpetright plc (resigned 2005), there are no details to be disclosed in respect of Sly Bailey or Darren Shapland pursuant to listing rule 9.6.13R.

Ladbrokes PLC

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN FULLY PAID ORDINARY SHARES OF 28⅓P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN:

DIRECTORS	***NO. OF SHARES PURCHASED (NOTE 1)***	***NO. OF BONUS SHARES AWARDED (NOTE 2)***	***NO. OF DIVIDEND SHARES AWARDED (NOTE 3)***	***CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES***
CHRISTOPHER BELL	54	27	83	3,669
JOHN O'REILLY	54	27	83	3,669
BRIAN WALLACE	54	27	23	1,246
RICHARD AMES	55	27	34	1,665
PDMRs				
MICHAEL O'KANE	54	27	83	3,669
MICHAEL NOBLE	54	27	83	3,669

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 7 DECEMBER 2009 AT 138.00 PENCE PER SHARE.
2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1. OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.
3. SHARES PURCHASED PURSUANT TO THE DIVDEND PAID 1 DECEMBER 2009.

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ladbrokes plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Ignis Investment Services Limited
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	11/12/2009
6. Date on which issuer notified:	14/12/2009
7. Threshold(s) that is/are crossed or reached:	3%
8. Notified details:	Nominee holdings

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
B0ZSH63					26,042,671		2.88%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
CFD's			900,000	0.10

Total (A+B)	
Number of voting rights	% of voting rights
26,942,671.00	2.98%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Pearl Group Limited Impala Holdings Limited Pearl Group Holdings (No.1) Ltd Ignis Asset Management Ltd Ignis Investment Services Ltd (indirect)
Vidacos Nominees Ltd (20,222,346.00 2.24%) State Street Nominees (4,096,485.00 0.45%) BNY (OCS) Nominees Ltd (1,723,840.00 0.19%) Merrill Lynch (600,000.00 0.07%) HSBC (300,000.00 0.03%)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	

Ladbrokes PLC

VOTING RIGHTS AND SHARE CAPITAL

LADBROKES PLC ('THE COMPANY') CONFIRMS THAT AS AT 31 DECEMBER 2009, ITS ISSUED SHARE CAPITAL, INCLUDING TREASURY SHARES, CONSISTS OF 933,766,497 ORDINARY SHARES OF 28 1/3P ('SHARES'). 31,760,568 SHARES ARE HELD IN TREASURY, THE VOTING RIGHTS OF WHICH ARE AUTOMATICALLY SUSPENDED.

ACCORDINGLY, THE TOTAL NUMBER OF VOTING RIGHTS IN THE COMPANY IS 902,005,929. THIS FIGURE MAY BE USED BY SHAREHOLDERS AS THE DENOMINATOR FOR THE CALCULATIONS BY WHICH THEY WILL DETERMINE IF THEY ARE REQUIRED TO NOTIFY THEIR INTEREST IN, OR A CHANGE IN THEIR INTEREST IN, THE COMPANY UNDER THE FSA'S DISCLOSURE AND TRANSPARENCY RULES.

TR-1[i]: [illegible]IFICATION OF [illegible]R INTERESTS IN SHARES

1. Identity of the issuer or the [illegible]lying issuer of existing shares to which v[illegible] are attached[ii]:	Ladbrokes plc

2. Reason for the notifica[illegible] (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): ___________	

3. Full name of person(s) subject to the notification obligation[iii]:	Ignis Investment Services Limited
4. Full name of shareholder(s) (if different from 3.)[iv]:	
5. Date of the transaction (and date on which the threshold is crossed or reached if different)[v]:	08/12/2009
6. Date on which issuer notified:	10/12/2009
7. Threshold(s) that is/are crossed or reached:	3%
8. Notified details:	Nominee holdings

A: Voting rights attached to sh[illegible]

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction[vi]		Resulting situation after the triggering transaction[vii]				
	Number of Shares	Number of Voting Rights[viii]	Number of shares	Number of voting rights[ix]		% of voting rights	
			Direct	Direct[x]	Indirect[xi]	Direct	Indirect
B0ZSH63					26,279,413		2.91%

B: Financial Instrume[illegible]				
Resulting situation after the triggering transaction [xii]				
Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
CFD's			900,000	0.10

Total (A+B)	
Number of voting rights	% of voting rights
27,179,413.00	3.01%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:

Pearl Group Limited
Impala Holdings Limited
Pearl Group Holdings (No.1) Ltd
Ignis Asset Management Ltd
Ignis Investment Services Ltd (indirect)

Vidacos Nominees Ltd	(20,459,088.00	2.27%)
State Street Nominees	(4,096,485.00	0.45%)
BNY (OCS) Nominees Ltd	(1,723,840.00	0.19%)
Merrill Lynch	(600,000.00	0.07%)
HSBC	(300,000.00	0.03%)

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	